Exhibit (a)(14)

Supplement to the Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Series A Junior Participating

Preferred Stock Purchase Rights)

of

PYR ENERGY CORPORATION

at

$1.30 NET PER SHARE

by

SAMSON ACQUISITION CORP.

a wholly owned subsidiary of

SAMSON INVESTMENT COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON THURSDAY, MAY 24, 2007, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO THE OFFER TO PURCHASE DATED MARCH 28, 2007 (THE “OFFER TO PURCHASE”) AS AMENDED BY THIS SUPPLEMENT TO THE OFFER TO PURCHASE (THIS “SUPPLEMENT”).

SAMSON ACQUISITION CORP., A MARYLAND CORPORATION (“PURCHASER”), A WHOLLY-OWNED SUBSIDIARY OF SAMSON INVESTMENT COMPANY (“PARENT”), IS OFFERING TO PURCHASE ALL THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE, OF PYR ENERGY CORPORATION, A MARYLAND CORPORATION (THE “COMPANY”), TOGETHER WITH THE ASSOCIATED SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS (COLLECTIVELY, THE “SHARES”), AT A PRICE OF $1.30 PER SHARE NET TO THE SELLER IN CASH (SUBJECT TO APPLICABLE WITHHOLDING TAXES), WITHOUT INTEREST THEREON, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS SUPPLEMENT.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 23, 2007 (THE “MERGER AGREEMENT”), BY AND AMONG PARENT, PURCHASER AND THE COMPANY. UNDER THE TERMS OF THE MERGER AGREEMENT, FOLLOWING CONSUMMATION OF THE OFFER AND THE PAYMENT FOR ALL SHARES TENDERED PURSUANT THERETO, AND SUBJECT TO CERTAIN CONDITIONS DESCRIBED IN THIS SUPPLEMENT, PURCHASER WILL MERGE WITH AND INTO THE COMPANY (THE “MERGER”) AND THEN ALL REMAINING OUTSTANDING SHARES WILL BE CANCELLED AND CONVERTED INTO $1.30 CASH PER SHARE, WITHOUT INTEREST, OR SUCH HIGHER AMOUNT AS MAY BE PAID FOR SHARES IN THE OFFER.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE IN THE BEST INTEREST OF THE HOLDERS OF SHARES, HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND MERGER, AND HAS RESOLVED TO RECOMMEND THAT THE HOLDERS OF SHARES ACCEPT THE OFFER, TENDER SHARES PURSUANT TO THE OFFER AND APPROVE THE MERGER.

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. The associated Rights are currently evidenced by the certificates representing the Shares and, by tendering the Shares, a stockholder will also tender the associated Rights.

A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 2 of this Supplement and Section 3 of the Offer to Purchase.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth on the back cover of this Supplement. Requests for additional copies of the Offer to Purchase, this Supplement, the accompanying Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS SUPPLEMENT, THE ACCOMPANYING LETTER OF TRANSMITTAL AND THE OFFER TO PURCHASE CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ EACH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

April 30, 2007

i

SUMMARY TERM SHEET

Samson Acquisition Corp., a wholly owned subsidiary of Samson Investment Company, is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation (together with, the associated Series A Junior Participating Preferred Stock purchase rights) for $1.30 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2007 (as amended and supplemented from time to time the “Offer to Purchase”), this Supplement to the Offer to Purchase, dated April 30, 2007 (this “Supplement”) and the accompanying Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase and this Supplement collectively constitute the “Offer”). This summary term sheet highlights selected information from the Offer to Purchase and this Supplement, and may not contain all of the information that is important to you. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Supplement and the accompanying Letter of Transmittal in conjunction with the Offer to Purchase carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth on the back cover of this Supplement.

Unless the context requires otherwise, all references in this Summary Term Sheet to “we,” “us” or “our” are to Samson Acquisition Corp.

WHY ARE YOU SENDING THIS SUPPLEMENT?

•

There have been developments relating to the Offer since March 28, 2007. On April 23, 2007, we entered into an agreement and plan of merger (the “Merger Agreement”) with PYR Energy Corporation (the “Company”) and, in accordance with the Merger Agreement, we have increased the price per share we are offering to pay from $1.21 to $1.30. We are sending you this Supplement to offer you the higher price per share and to inform you of the terms and conditions of the Merger Agreement. See Section 1 and Section 9 of this Supplement. This Supplement also includes information regarding developments relating to the Offer that have previously been set forth in amendments to the Schedule TO filed by us and Samson Investment Company, a privately owned Nevada corporation (“Parent” or “Samson”), with the Securities and Exchange Commission (the “Commission”).

WHAT DOES THE BOARD OF DIRECTORS OF THE COMPANY THINK OF THE OFFER?

•

The board of directors of the Company has (i) unanimously determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (as defined in the “Introduction” to this Supplement), is advisable and in the best interests of the Company and its stockholders, (ii) approved the Offer, the Merger and the Merger Agreement in accordance with Maryland law, and (iii) recommended acceptance and approval of the Offer and approval and adoption of the Merger and the Merger Agreement by the Company’s stockholders. See the “Introduction” to this Supplement.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

•

We are offering to pay $1.30 per share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions contained in the Offer to Purchase, this Supplement and in the accompanying Letter of Transmittal. If you are the record owner of your shares and you tender your shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee who tenders your shares on your behalf, your broker, dealer, commercial bank, trust company or nominee may charge a fee or commission for doing so. You should consult your broker, dealer, commercial bank, trust company or nominee to determine whether any charges or commissions will apply. See the “Introduction” to each of this Supplement and the Offer to Purchase.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•

You will have until Midnight, New York City time, on Thursday, May 24, 2007, to decide whether to tender your shares in the Offer, unless the Offer is extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 2 of this Supplement and Section 3 of the Offer to Purchase.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•

We may, subject to applicable law and the provisions of the Merger Agreement, extend the period of time during which the offer remains open if the conditions to the offer have not been satisfied. The Merger Agreement also gives the Company certain rights to require that we extend the expiration date of the offer. In addition, we may, after acceptance and payment for shares validly tendered and not withdrawn, extend the offer for a subsequent offering period of not less than three business days nor more than 20 business days. You will not have withdrawal rights during any subsequent offering period. See Sections 1 and 2 of the Offer to Purchase and the discussion under the caption “The Offer” in Section 9 of this Supplement.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•

If we decide to extend the Offer, or if a subsequent offering period is provided, we will inform Wells Fargo Bank, N.A., the Depositary, of that fact, and will issue a press release disclosing the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was previously scheduled to expire. See Section 1 of the Offer to Purchase.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•

We are not obligated to purchase any shares of Company common stock unless there have been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of shares of Company common stock that, when added to the shares of Company common stock already owned by Parent or any of its subsidiaries, shall constitute two-thirds of the then outstanding shares of Company common stock on a fully diluted basis (including, without limitation, all shares of Company common stock issuable upon the exercise of any options, rights and warrants, but excluding the shares of Company common stock underlying the Company’s 4.99% convertible notes outstanding). See Section 11 of this Supplement.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•

Yes. Parent will provide us with sufficient funds from cash on hand to acquire all of the shares pursuant to the Offer and Merger and to pay all related transaction expenses. See Section 6 of this Supplement and Section 9 of the Offer to Purchase.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•

We do not believe our financial condition is relevant to your decision whether to tender shares and accept the Offer because (i) the Offer is being made for all outstanding shares solely for cash; (ii) the Offer is not subject to any financing condition; and (iii) if we consummate the Offer, we will cash out all remaining shares in the Merger and convert these shares into cash at the price per share we have paid pursuant to the Offer.

HOW DO I TENDER MY SHARES?

To tender your shares in the Offer, you must:

•

complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of such Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with your share certificates, and any other required documents, to the Depositary as set forth in Section 2 of this Supplement and Section 3 of the Offer to Purchase;

•	tender your shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase; or

•

if your share certificates are not immediately available or if you cannot deliver your share certificates, and any other required documents, to the Depositary prior to the expiration of the Offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your shares if you comply with the guaranteed delivery procedures described in Section 2 of this Supplement and Section 3 of the Offer to Purchase.

IF I ALREADY TENDERED MY SHARES, DO I HAVE TO DO ANYTHING NOW?

•

No. Shares previously tendered pursuant to the Offer to Purchase dated March 28, 2007 and the previously circulated Letter of Transmittal and not withdrawn, constitute valid tenders for purposes of the Offer. Therefore, stockholders who have validly tendered and not withdrawn their shares are not required to take any further action with respect to such shares in order to receive the increased offer price if shares are accepted for payment and paid for by us pursuant to the Offer, except as may be required by the guaranteed delivery procedure if that procedure was utilized. See the “Introduction” and Section 2 of this Supplement and the “Introduction” and Section 3 of the Offer to Purchase.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•

If we accept for payment and pay for at least the number of shares that, when added to the shares already owned by Parent or any of its subsidiaries, constitute two-thirds of the outstanding shares on a fully diluted basis, we will subsequently merge with and into the Company. If we acquire at least 90% of the outstanding shares, we intend to complete a “short-form” merger under the Maryland General Corporation Law as promptly as practical following the acceptance of tenders. A short-form merger will not require a vote of stockholders. In either case, if the Merger occurs, the Company will become a wholly owned subsidiary of Parent, and each issued and then outstanding share shall be canceled and converted automatically into the right to receive $1.30 per share, in cash, without interest (subject to applicable withholding taxes). See “Introduction” to each of this Supplement and the Offer to Purchase.

IF TWO-THIRDS OF SHARES ARE TENDERED, WILL PYR ENERGY CONTINUE AS A PUBLIC COMPANY?

•

If the Merger occurs, the Company will no longer be publicly owned. Even prior to the Merger, if we purchase all tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through the American Stock Exchange or any other securities market, there may not be a public trading market for the shares and the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 13 of the Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•	If you decide not to tender your shares in the Offer and the Offer is consummated, you will receive in the Merger the same amount of cash per share as if you had tendered your shares in the Offer.

•

Following the Offer, it is possible that the shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your shares may no longer be used as collateral for loans made by brokers. See Section 13 of the Offer to Purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On April 10, 2007, the last full trading day preceding the joint public announcement by Samson and the Company that an agreement in principle for a revised offer to purchase subject to certain conditions, including the negotiation and execution of a definitive merger agreement, had been reached, the last reported closing price per share reported on the American Stock Exchange was $1.12. On April 27, 2007, the last full trading day before the date of this Supplement, the last reported closing price per share reported on the American Stock Exchange was $1.27. You should obtain a recent quotation for your shares before deciding whether or not to tender. See Section 3 of this Supplement and Section 6 of the Offer to Purchase.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Innisfree M&A Incorporated, the Information Agent, at (888) 750-5834 (toll-free from the U.S. and Canada). See the back cover of this Supplement.

To the Holders of Common Stock

of PYR Energy Corporation:

INTRODUCTION

The following information (this “Supplement”) amends and supplements the Offer to Purchase dated March 28, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), of Samson Acquisition Corp., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Samson Investment Company, a privately owned Nevada corporation (“Parent” or “Samson”), pursuant to which Purchaser is offering to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of PYR Energy Corporation, a Maryland corporation (the “Company”) together with the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) for $1.30 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the accompanying Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase and this Supplement, the “Offer”). See Section 8 of the Offer to Purchase for additional information concerning Parent and Purchaser.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the accompanying Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and related Letter of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

Procedures for tendering Shares are set forth in Section 3 (“Procedure for Accepting the Offer and Tendering Shares”) of the Offer to Purchase, as supplemented by Section 2 of this Supplement.

SHARES PREVIOUSLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS WHO HAVE VALIDLY TENDERED AND NOT WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE OFFER PRICE OF $1.30 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

On April 23, 2007, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, among other things, that Purchaser will amend the Offer to increase the purchase price per Share in the Offer to $1.30, net to the seller in cash, and that after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Maryland General Corporation Law (the “MGCL”), the Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each Share then outstanding (other than Shares held by the Company, Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or the Company and, unless an exemption from dissenters’ rights is available, Shares held by stockholders of the Company who shall have properly demanded in writing fair value for such Shares in accordance with Section 3-203 of the MGCL) shall be canceled and converted automatically into the right to receive $1.30 per Share, in cash without interest. For a discussion of the material terms of the Merger Agreement, see Section 9 of this Supplement.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY,

INCLUDING EACH OF THE OFFER AND THE MERGER, ARE IN THE BEST INTEREST OF THE HOLDERS OF SHARES, HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND MERGER, AND HAS RESOLVED TO RECOMMEND THAT THE HOLDERS OF SHARES ACCEPT THE OFFER, TENDER SHARES PURSUANT TO THE OFFER AND APPROVE THE MERGER.

C.K. Cooper & Company has delivered to the board of directors of the Company an opinion dated April 23, 2007 to the effect that, as of such date, on the basis of and subject to the assumptions set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer is fair, from a financial point of view, to such holders. The opinion of C.K. Cooper & Company will be set forth in full as an exhibit to the Company’s Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”). Shareholders are urged to, and should, read the Schedule 14D-9 and such opinion carefully and in their entirety.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THE NUMBER OF SHARES THAT, WHEN ADDED TO THE SHARES THEN OWNED BY PARENT OR ANY OF ITS SUBSIDIARIES, SHALL CONSTITUTE TWO-THIRDS OF THE THEN OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY ON A FULLY DILUTED BASIS (INCLUDING, WITHOUT LIMITATION, ALL SHARES ISSUABLE UPON THE EXERCISE OF ANY OPTIONS, RIGHTS AND WARRANTS, BUT EXCLUDING THE SHARES OF COMPANY COMMON STOCK UNDERLYING THE COMPANY’S 4.99% CONVERTIBLE NOTES OUTSTANDING) (THE “MINIMUM CONDITION”). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS SUPPLEMENT. SEE SECTION 11, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

According to the Merger Agreement attached as an exhibit to the amendment to the Schedule TO filed on April 24, 2007 with the Commission, as of April 17, 2007, there were 38,010,258 Shares outstanding, 1,990,764 Shares subject to option grants made under the Company’s share-based compensation plans and 627,500 Shares under warrants issued to third parties for services performed. Parent currently owns 3,689,200 Shares which were acquired in open market transactions. Based on the foregoing and assuming that no additional Shares are issued or acquired by the Company other than the issuance of Shares in respect of the exercise and conversion of the options, rights and warrants referred to above (irrespective of any remaining vesting periods), there would be 40,628,522 Shares outstanding immediately following consummation of the Offer and, as a result, the Minimum Condition would be satisfied if Purchaser acquired 23,396,482 Shares pursuant to the Offer.

Purchaser may provide for a subsequent offering period in connection with the Offer. If a subsequent offering period is provided, Purchaser will make a public announcement thereof on the next business day after the previously scheduled Expiration Date. See Section 1 of the Offer to Purchase.

No appraisal rights are available in connection with the Offer. Appraisal rights will not be available to the stockholders in connection with a short-form merger. Appraisal rights will not otherwise be available to stockholders in connection with the Merger if the shares are listed for trading on the American Stock Exchange on the record date for determining stockholders entitled to vote on the Merger or if another exemption from the MGCL is available. See Section 11 of the Offer to Purchase.

THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE ACCOMPANYING LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. Terms of the Offer; Expiration Date.

The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

Purchaser has increased the price per Share to be paid in the Offer and in the Merger to $1.30 per Share, net to the seller in cash without interest, less required withholding taxes, from the Purchaser’s original offer price of $1.21 per Share. All stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered and not withdrawn prior to the date of this Supplement), and accepted for payment on or after the Expiration Date will receive the increased offer price. The term “Expiration Date” means Midnight, New York City time, on Thursday, May 24, 2007, unless further extended.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. All other conditions to the Offer are contained in Section 11 of this Supplement. Purchaser reserves the right (subject to the applicable rules and regulations of the Commission and the provisions of the Merger Agreement) to amend or waive any one or more of the terms and conditions of the Offer, other than the Minimum Condition, which Parent and Purchaser may not waive.

2. Procedures for Accepting the Offer and Tendering Shares.

The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

Stockholders tendering their Shares may continue to use (i) the Letter of Transmittal previously circulated with the Offer to Purchase dated March 28, 2007 or (ii) the Letter of Transmittal circulated with this Supplement. Stockholders tendering their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase may do so using (i) the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or (ii) the Notice of Guaranteed Delivery circulated with this Supplement.

Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase dated March 28, 2007 (and an offer price of $1.21 per Share), stockholders using such Letters of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the offer price of $1.30 per Share, net to the seller in cash, without interest and less required withholding taxes, for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the terms and conditions of the Offer.

Shares previously tendered pursuant to the Letters of Transmittal previously circulated with the Offer to Purchase and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $1.30 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Supplement.

3. Price Range of Shares; Dividends.

The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

The following table sets forth, for the quarters indicated based on the Company’s fiscal year that ends on August 31, the high and low sales price per Share on the American Stock Exchange.

Shares Market Data

	High	Low
Fiscal Year Ended August 31, 2007
Third Quarter through April 27, 2007	1.27	1.03

On April 10, 2007, the last full trading day before the date on which Parent and the Company announced that they had reached an agreement in principle and were working towards a merger agreement, the last reported closing price per Share reported on the American Stock Exchange was $1.12. On April 27, 2007, the last full trading day before the date of this Supplement, the last reported closing price per Share reported on the American Stock Exchange was $1.27.

Stockholders are urged to obtain a current market quotation for the Shares.

4. Certain Information Concerning the Company.

The discussion set forth in Section 7 of the Offer to Purchase under the caption “Preferred Stock Purchase Rights” is hereby amended and supplemented as follows:

On April 2, 2007, the Company’s board of directors delayed the Distribution Date (as defined in the Rights Agreement), which would have occurred on April 3, 2007 as a result of the announcement of Purchaser’s intention to make the Offer. In connection with the execution of the Merger Agreement the Company’s board of directors approved and, on April 23, 2007, the Company and the Rights Agent entered into, an amendment to the Rights Agreement (the “Rights Amendment”), which provides that: (i) a Distribution Date shall not occur, the Rights shall not separate (to the extent the Rights Agreement otherwise provides for such separation) or become exercisable, neither Parent nor Purchaser, nor any affiliate or associate of Parent or Purchaser, will become an Acquiring Person, and the Shares Acquisition Date (as defined in the Rights Agreement) will not be deemed to occur as a result of the execution, delivery or performance of the Merger Agreement or any other transactions contemplated by the Merger Agreement, the public announcement of such execution and delivery or, the public announcement or the commencement of the Offer or the consummation of the Offer and (ii) the Rights Agreement will expire, and no person will have any rights pursuant to the Rights Agreement, after the consummation of the Offer in accordance with the terms thereof and the terms and conditions hereof, including the acceptance for payment of, and the payment for all Shares tendered pursuant to the Offer.

5. Certain Information Concerning Purchaser and Parent.

The second sentence of the fifth paragraph in the discussion set forth in Section 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

The Shares owned by Parent represent, in the aggregate, less than ten percent of the 38,010,258 Shares outstanding as of April 17, 2007.

6. Financing of the Offer and the Merger.

The first sentence of the second paragraph in the discussion set forth in Section 9 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

The total amount of funds required by Purchaser to consummate the Offer and the Merger, to repay the Convertible Notes and to pay related fees and expenses is estimated to be approximately $58.5 million.

7. Background of the Offer; Contacts with the Company.

Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

On March 31, 2007, Samson, the Company and their respective legal counsel met at JAMS offices in Dallas, Texas for a court ordered mediation of the lawsuit filed by the Company on July 29, 2005 in the U.S. District Court for the Eastern District of Texas, Beaumont Division, against Lone Star and Samson Resources Company. In attendance at the mediation on behalf of Samson were Mr. Tholen, Mr. Viles, Mr. Daniel and Ms. Annabel Jones, internal Samson counsel, Mr. Richard Watt, outside litigation counsel to Samson, and Mr. Scott Cohen, outside corporate counsel to Samson, and on behalf of the Company were Mr. Berry, Mr. Dennis M. Swenson, a

Company director, and Mr. Robert Thibault and Mr. Jesse R. Pierce, counsel to the Company. At the mediation, Samson renewed its offer to the Company, which was first made at the February 21, 2007 meeting, to purchase the Company’s Jefferson County, Texas properties for aggregate consideration consisting of $21 million in cash, plus the 3,689,200 shares of Company common stock owned by Samson. The Company declined the offer.

On April 6, 2007, Mr. Viles received a telephone call from Mr. Montano, of C.K. Cooper, to notify Samson that the Company’s board of directors would like to meet with Samson to discuss an agreed upon transaction with Samson. On April 7 and April 8, 2007, Mr. Montano and Mr. Tholen spoke by telephone several times to discuss arrangements for the meeting between Samson and the Company on April 9, 2007.

On April 9, 2007, Samson and the Company met at the offices of C.K. Cooper in Irvine, California. Participating in the meeting on behalf of Samson were Mr. Tholen, Mr. Viles, Mr. Koenig and Mr. Joe Lytle, Samson’s senior geologist, and on behalf of the Company were Mr. Kilpatrick, Mr. Rhodes, Mr. Swenson, Mr. Berry and Mr. Montano. At this meeting, Samson and the Company reached an agreement in principle pursuant to which Samson would make a revised tender offer for all of the outstanding shares of Company common stock at a purchase price of $1.30 per share in cash, subject to certain conditions, including the negotiation and execution of a definitive Merger Agreement.

On April 11, 2007, Samson and the Company issued a joint press release announcing the agreement in principle. In addition, on April 11, 2007, the Company filed with the Commission a Schedule 14D-9 announcing that the Company’s board of director’s was unable to take a position on the Offer, as currently reflected in the Schedule TO. The Company’s board of directors stated that it had entered into discussions with Parent that resulted in an agreement in principle for a revised offer by Purchaser to purchase all of the outstanding Shares for $1.30 per share in cash, subject to certain conditions, including the negotiation and execution of a definitive Merger Agreement and the receipt by the Company of a fairness opinion concerning the revised offer. Subject to a successful negotiation of a definitive merger agreement and the receipt of a fairness opinion from its financial advisor, the Company’s board of directors indicated that it would recommend that the Company’s stockholders accept a revised offer by Purchaser to purchase all of the outstanding Shares for $1.30 per Share in cash and, upon completion of negotiations with Parent, the Company stated it would file an amendment to its Schedule 14D-9 and provide the Company’s stockholders with the board of director’s recommendation. Also on April 11, 2007, Samson provided a proposed draft of the Merger Agreement to the Company.

From April 12, 2007 through, April 22, 2007, the Company, Samson and their respective representatives negotiated the terms and conditions of the proposed Merger Agreement.

On April 23, 2007, the parties, by way of conference calls, negotiated and finalized the terms of the draft Merger Agreement. Participating in the negotiations were Mr. Tholen and other representatives of Samson, representatives of Weil, Gotshal & Manges LLP, counsel to Samson, Mr. Berry, Chief Executive Officer of the Company, Mr. Kilpatrick, Chairman of the board of directors of the Company and other representatives of the Company, representatives of Patton Boggs LLP, counsel to the Company, and C.K. Cooper & Company, financial advisors to the Company. The Company and Samson issued a joint press release announcing the execution of the definitive Merger Agreement. On April 23, 2007, C.K. Cooper & Company delivered a written opinion to the Company’s board of directors that, on the basis of and subject to the assumptions expressed in its opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The transactions were approved unanimously by the boards of directors of the Company and Samson, and on April 23, 2007, Samson, Purchaser and the Company entered into the Merger Agreement under which Purchaser is offering to acquire all of the outstanding shares of the Company’s Common Stock at the increased Offer price of $1.30 per share, net to the seller in cash and, following which, Purchaser will be merged with and into the Company, with the Company as the surviving corporation.

8. Purpose of the Offer; Plans for the Company.

The discussion under the caption “Plans for the Company” in Section 11 of the Offer to Purchase is amended and supplemented as follows:

Under the Merger Agreement, upon consummation of the Offer, Parent is entitled to designate for appointment or election to the Company’s board of directors such number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the board of directors (after giving effect to the directors designated by Parent pursuant to this sentence) by the percentage that the number of Shares so owned by Parent and its subsidiaries bears to the total number of Shares then outstanding. To give effect to the foregoing, the Company is obligated to increase the size of the board or obtain the resignation of such number of its directors as is necessary. Notwithstanding the foregoing, until the time that the Merger becomes effective, the board of directors of the Company shall have at least one director who is an Independent Director (as defined below).

The first paragraph in the discussion set forth in Section 11 of the Offer to Purchase under the caption “Statutory Requirements; Approval of the Merger” is hereby amended and restated in its entirety as follows:

Statutory Requirements; Approval of the Merger. Under Maryland Law, a merger of the Company would require (i) the board of directors of the Company to adopt a resolution declaring the Merger advisable and (ii) the approval of the holders of two-thirds of the outstanding Shares. Pursuant to the Merger Agreement, the board of directors of the Company has declared the Merger advisable and, if Purchaser acquires, pursuant to the Offer or otherwise, at least two-thirds of the outstanding Shares, Parent and Purchaser would vote their shares to approve the Merger. In addition, under the MGCL, if Purchaser acquired, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to effect the Merger by action of the board of directors of the Company without a vote of the stockholders of the Company.

The first sentence in the discussion set forth in Section 11 of the Offer to Purchase under the caption “Appraisal Rights” is hereby amended and restated in its entirety as follows:

Appraisal rights will be available, if a short-form merger is not available, only if the Company’s Common Stock is not listed on the American Stock Exchange on the record date for determining stockholders entitled to vote on the Merger, or another exemption is available.

9. The Merger Agreement

The following is a summary of the material terms of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with the Commission as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Purchaser and Parent with the Commission on April 23, 2007, in connection with the Offer, and is incorporated herein by reference. The Merger Agreement should be read carefully and in its entirety for a more complete description of the matters summarized below. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

The Offer. The Merger Agreement provides that Parent and Purchaser shall amend the Offer to reflect the execution and terms of the Merger Agreement and shall use their reasonable best efforts to consummate the Offer. If the Offer is consummated, Parent will cause Purchaser to accept for payment and pay for any tendered Shares pursuant to the Offer, subject only to the fulfillment or waiver of (i) the Minimum Condition and (ii) the conditions set forth in Annex A of the Merger Agreement (collectively with the Minimum Condition, the “Tender Offer Conditions”).

Without the prior written consent of the Company, Parent and Purchaser have agreed not to decrease the offer price or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, waive or change the Minimum Condition, impose additional conditions to the Offer, modify an condition set forth in Annex A of the Merger Agreement or amend any other term of the Offer in a manner that is materially adverse to the Company’s stockholders. The Offer shall remain open until the Expiration Date unless the period of time for which the Offer is open is extended (as discussed below); provided, however, that Parent and Purchaser may provide for a subsequent offering period after the Expiration Date, in accordance with Rule 14d-11 under the Exchange Act.

Notwithstanding the foregoing, Parent and Purchaser (i) shall extend the Offer (x) from time to time, for a period not to exceed five (5) business days on each occasion, if at the scheduled or extended Expiration Date the Minimum Condition shall not have been satisfied, until such time as such condition is satisfied or waived or the Merger Agreement is terminated or (y) from time to time for a period not to exceed five (5) business days at a time (or such other period as the Company shall approve) if condition (a) set forth in Annex A to the Merger Agreement shall not have been satisfied at the scheduled or any extended Expiration Date, until such time as such condition is satisfied or waived or the Merger Agreement is terminated, (ii) Parent and Purchaser may, without the consent of the Company, in their sole discretion, extend the Expiration Date for a period (not to exceed ten (10) business days on any single occasion) as Parent and Purchaser determine, to a date that is no later than July 31, 2007 (A) if immediately prior to the Expiration Date any of the other Tender Offer Conditions are not satisfied or waived by Parent or (B) for any period required by applicable law; and (iii) Parent and Purchaser may increase the Offer price and extend the Expiration Date to the extent required by applicable law in connection with the price increase. Parent and Purchaser cannot terminate the Offer prior to any scheduled Expiration Date without the written consent of the Company except in the event that the Merger Agreement is terminated.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Tender Offer Conditions as of any Expiration Date, Parent will cause Purchaser to accept for payment and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after such Expiration Date (the “Acceptance Date”). However, Purchaser cannot (and Parent will cause Purchaser not to) accept for payment any Shares tendered pursuant to the Offer unless the Minimum Condition is satisfied.

Recommendation. In the Merger Agreement, the Company represents and warrants that the Company’s board of directors has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser. The Company further represents that the Company’s board of directors has received the opinion of C.K. Cooper & Company to the effect that, subject to the various assumptions and qualifications set forth therein, the consideration to be received by the Company’s stockholders in the Offer and the Merger is fair to such holders from a financial point of view.

The Merger Agreement provides that the Company shall file with the Commission an amendment to its Schedule 14D-9 reflecting the recommendation of the Company’s board of directors that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser. The Company is further required to disseminate the Schedule 14D-9 to holders of the Shares as required by applicable federal securities laws.

Directors of the Company. The Merger Agreement provides that upon the purchase of Shares pursuant to the Offer and for so long thereafter as Parent and its subsidiaries own in the aggregate more than two-thirds of the outstanding Shares, Parent is entitled to designate for appointment or election to the Company’s board of directors such number of directors, rounded up to the next whole number, that is equal to the product of the total number of directors (after giving effect to the directors designated by Parent) times the percentage that the number of Shares so owned by Parent and its subsidiaries bears to the total number of Shares then outstanding. The Company is required, upon request of Parent, to promptly cause Parent’s designees to be so appointed or elected to the Company’s board of directors and, to the extent necessary, increase the size of the board of directors or obtain the resignation of its current directors. At such time as the Parent designees constitute a majority of the Company’s board of directors, the Company is also required to, upon the request of Parent, cause such persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company’s board of directors of (i) each committee of the Company’s board of directors, subject to compliance with applicable securities laws and the rules of the American Stock Exchange, and (ii) each board of directors (or similar body) of each subsidiary of the Company and each committee of each such board (or similar body). Notwithstanding the foregoing, until the Effective Time (as defined below), the Company’s board of directors must have at least one director who is (A) a director of the Company on the date of the Merger Agreement and (B) who is not an officer of the Company or any of its subsidiaries, qualifies as being “independent” under the American Stock Exchange rules and is eligible to serve on the audit committee under the Exchange Act and the American Stock Exchange rules (“Independent Director”). If no Independent Director remains, the other directors are required to designate a person who qualifies as an Independent Director to fill such vacancy, and such persons will be deemed to be Independent Director for purposes of the Merger Agreement. However, in no event will the requirement to have an Independent Director result in Parent’s designees constituting less than a majority of the directors on the Company’s board of directors unless Parent has failed to designate a sufficient number of persons to constitute at least a majority.

Following the election or appointment of Parent’s designees and prior to the Effective Time, the approval by affirmative vote or written consent of the Independent Directors is required to authorize (i) any amendment or termination of the Merger Agreement by the Company, (ii) any extension by the Company of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, (iii) any waiver, exercise or enforcement of any of the Company’s rights under the Merger Agreement or (iv) any amendment of the articles of incorporation or bylaws of the Company in a manner that adversely affects the Company’s stockholders.

Stockholder Meeting. The Company has agreed that, as promptly as practicable following the purchase of Shares pursuant to the Offer, if required by applicable law in order to consummate the Merger, the Company, acting through its board of directors, will, in accordance with applicable law and the Company’s charter documents (i) duly call, give notice of, convene and hold an annual or special meeting of the Company’s stockholders to consider and take action to and approve the Merger, and (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement to be mailed to the Company’s stockholders at the earliest practicable date. Parent agrees to provide the Company with such information with respect to Parent and its affiliates as required in the preparation of the proxy statement.

Notwithstanding the foregoing, in the event that Parent, Purchaser and any of Parent’s other subsidiaries acquire in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties must take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 3-106 of the MGCL.

Parent will vote, or cause to be voted, all of the Shares acquired in the Offer or otherwise then owned by it, Purchaser or any of Parent’s other subsidiaries in favor of the adoption of the Merger Agreement.

Option to Acquire Additional Shares. Pursuant to the Merger Agreement, the Company has granted to Purchaser an option to purchase up to that number of newly issued Shares equal to the number of shares that, when added to the number of Shares owned by Parent and its subsidiaries immediately following consummation of the Offer, constitutes one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the shares pursuant to this provision). The purchase price of such Shares is $1.30 per share payable at the closing of the purchase in immediately available funds by wire transfer. The number of Shares purchased will not exceed 19.9% of the Shares outstanding on the date of the Merger Agreement. This option may be exercised by Purchaser at any time within 5 business days after Purchaser’s acceptance of and payment for Shares pursuant to the Offer. To exercise this option, Purchaser must give the Company written notice within such 5 business day period specifying the number of Shares that Purchaser wishes to purchase.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the MGCL, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and will become a wholly owned subsidiary of Parent. The Merger will become effective when the Articles of Merger are filed with the Maryland State Department of Assessments and Taxation or at such later time as is agreed to by the parties and specified in the Articles of Merger (the “Effective Time”).

Conversion of Securities. At the Effective Time, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of stockholders of Purchaser or the Company, be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

By virtue of the Merger and without any action on the part of the stockholders of Purchaser or the Company, at the Effective Time, each Share owned by Parent or Purchaser will be automatically canceled and will cease to exist and each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be converted into common stock of the Surviving Corporation, (ii) Shares owned by Parent or Purchaser, which Shares will be automatically cancelled, and (iii) Shares held by a holder that is entitled to demand and properly demands fair value for those Shares in accordance with the provisions of Section 3-203 of the MGCL (“Section 3-203”), which Shares will only be entitled to the rights granted under Section 3-203), will be converted into the right to receive an amount of cash equal to the offer price payable to the holder upon surrender of the certificate formerly representing such Share, without interest (the “Merger Consideration”). All such Shares, when so converted, will be canceled and cease to exist.

Company Stock Options. The Merger Agreement provides that prior to the Effective Time, the Company will take all such action as is necessary to terminate the Company Stock Plans (as defined below) and shall have provided written notice to each holder of a then-outstanding PYR Energy Option (as defined below) (whether or not then vested or exercisable), that such PYR Energy Option shall be, as of the date of such notice, exercisable in full, that such PYR Energy Option shall terminate at the Effective Time and that, if such PYR Energy Option is not exercised or otherwise terminated on or before the Effective Time, such holder shall be entitled to receive in cancellation of such PYR Energy Option the Option Consideration (as defined below) at the Closing. The Option Consideration will be paid as soon as practicable after the closing date. However, Parent and the Surviving Corporation are entitled to deduct and withhold from the Option Consideration otherwise payable such amounts as may be required to be deducted and withheld with respect to the making of such payment under law.

For purposes of the Merger Agreement, “Option Consideration” means, with respect to any share of Company common stock issuable under a particular PYR Energy Option, an amount equal to the excess, if any, of (i) the Merger Consideration per Share over (ii) the exercise price payable in respect of such share of Company common stock issuable under such PYR Energy Option. For purposes of the Merger Agreement, (i) “Company Stock Plans” means the following plans of the Company: 1997 Stock Option Plan; 2000 Stock Option Plan, as amended; and 2006 Stock Inventive Plan and (ii) “PYR Energy Option” means each option issued and outstanding under the Company Stock Plans.

Warrants. Pursuant to the Merger Agreement, prior to the Effective Time, the Company is required to take all action necessary to provide that each warrant outstanding immediately prior to the Effective Time is terminated and converted at the Effective Time into the right to receive a cash amount equal to the Warrant Consideration (as defined below). The Warrant Consideration will be paid as soon as practicable after the closing date. Parent and the Surviving Corporation are entitled to deduct and withhold from the Warrant Consideration otherwise payable such amounts as may be required to be deducted and withheld with respect to the making of such payment under law.

For purposes of the Merger Agreement, “Warrant Consideration” means, with respect to any share of Company common stock issuable under a particular warrant, an amount equal to the excess, if any, of (i) the Merger Consideration per Share over (ii) the exercise price payable in respect of such share of Company common stock issuable under such warrant.

Representations and Warranties. Pursuant to the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other matters, Parent’s and Purchaser’s organization and standing, Parent’s and Purchaser’s corporate power and authority, conflicts, consents and approvals, brokerage and finders’ fees, information supplied and to be supplied for inclusion in the Proxy Statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, and required funds. The Company has made customary representations and warranties to Parent and Purchaser with respect to, among other matters, its organization and standing, its subsidiaries, corporate power and authority, capitalization, conflicts, consents and approvals, brokerage and finders’ fees and expenses, filings with the Commission and securities law matters, information supplied and to be supplied for inclusion in the Proxy Statement and the tender offer statement on Schedule TO and the Schedule 14D-9, compliance with law, legal proceedings, the absence of any material adverse changes of and effects on the Company, taxes, properties, reserve reports and hedging, employee benefit plans, contracts, labor matters, undisclosed liabilities, operation of business and relationships, permits and compliance, environmental matters, insurance, opinion of financial advisor, board recommendation and required vote, and actions under state takeover laws.

Conduct of Business. The Merger Agreement obligates the Company during the period from the date of the Merger Agreement to the date that Parent’s board of director designees constitute at least a majority of the board of directors (the “Control Date”), unless Parent otherwise consents, to: (i) conduct and cause its subsidiaries to conduct their business in the ordinary course consistent with past practice, (ii) comply in all material respects with all applicable laws and the requirements of all material contracts, (iii) use commercially reasonable efforts to maintain and to preserve its business organization and the goodwill of those with business relationships with it and to retain the services of its officers and key employees, to the end that its goodwill and ongoing business will not be impaired in any material respect, (iv) instruct all legal counsel for the Company and its subsidiaries to move to stay the litigation relating to Parent, Purchaser or any of their subsidiaries and not take any further action or incur any further cost or expense related to (1) any existing litigation or (2) any litigation arising after the date of the Merger Agreement without prior consultation with Parent, provided that if Parent or Purchaser commences any litigation after the date hereof against the Company, then this clause will not apply to the new litigation, provided further, that if, by July 31, 2007, Purchaser has not purchased or acquired pursuant to the Offer the number of Shares necessary to satisfy the Minimum Condition, then this clause will expire and terminate, (v) submit to Parent all third party proposals for drilling, reworking, deepening, plugging or abandonment operations received by the Company or its subsidiaries which involve an expenditure in excess of $10,000, and, unless otherwise agreed to in writing by Parent, not consent to or allow subsidiaries to consent to participation or non-participation in any of such proposals, and (vi) keep in full force and effect all material insurance policies maintained by the Company and its subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly contemplated by the Merger Agreement or as required by applicable law, during the period from the date of the Merger Agreement to the Control Date, unless Parent shall otherwise agree in writing, the Company will not and will not permit its subsidiaries to:

•	issue, sell, grant, dispose of, pledge or otherwise encumber any securities, subject to certain exceptions;

•	redeem, purchase or otherwise acquire any securities;

•	declare or pay dividends;

•	split, combine, subdivide or reclassify any securities;

•	amend or waive any rights under any Company Stock Plans;

•	incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue any debt securities or options, warrants, calls or other rights to acquire any debt securities;

•

sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any lien any of its properties or assets, except sales of hydrocarbons in the ordinary course of business consistent with past practice or pursuant to contracts in force on the date of the Merger Agreement (as listed in the Company’s disclosure schedule);

•

make any material expenditure, except for any capital expenditure already agreed or committed to by the Company as of the date of the Merger Agreement under any existing authority for expenditure, operating agreement or similar contract;

•	acquire any division, business or equity interest in or of any entity or, except in the ordinary course of business consistent with past practice, any assets;

•	make any investment in, or loan or advance to any person other than a direct or indirect wholly-owned subsidiary of the Company in the ordinary course of business;

•

enter into, terminate or amend any material contract, or, other than in the ordinary course of business consistent with past practice, any other contract that is material to the Company and its subsidiaries taken as a whole;

•

enter into or extend the term or scope of any contract that purports to restrict the Company, or any existing or future subsidiary or affiliate of the Company, from engaging in any line of business or in any geographic area;

•	amend or modify the Engagement Letters (as defined in the Merger Agreement);

•

enter into any contract that would be breached by, or require the consent of any third party in order to continue in full force following consummation of the transactions contemplated by the Merger Agreement;

•	release any person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

•

increase the compensation of any directors, officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, or any other employee benefit plans or agreements other than immaterial amendments, pursuant to applicable law or pursuant to the Merger Agreement;

•

make, change or rescind any material election concerning taxes or tax returns, file any amended tax return, enter into any closing agreement with respect to taxes, settle or compromise any material tax claim or assessment or surrender any right to claim a refund of taxes or obtain any tax ruling;

•

make any changes in financial or tax accounting methods, principles or practices, or change an annual accounting period, except as required by a change in U.S. generally accepted accounting principles or applicable law;

•	amend any of the Company’s charter documents;

•

adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than transactions exclusively between wholly owned subsidiaries of the Company;

•

pay, discharge, settle or satisfy any material claims, liabilities or obligations other than in accordance with the terms of liabilities, claims or obligations reflected or reserved against in the most recent consolidated financial statements filed with the Commission or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

•	enter into any hedging transactions;

•	non-consent or agree to non-consent with respect to any oil and gas interest;

•

become bound or obligated to participate in any drilling operation, or consent to participate in any drilling operation, with respect to any interests in and rights with respect to oil and gas interests that requires a capital expenditure in each case in excess of $10,000 unless the operation is currently an existing obligation or is a workover or similar operation necessary to extend, preserve or maintain an oil and gas interest;

•	settle or compromise any litigation, proceeding or investigation material to the Company and its subsidiaries taken as a whole; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

No Solicitation. During the term of the Merger Agreement, the Company will, and will cause its subsidiaries and the Company’s and its subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted with respect to a Takeover Proposal (as defined below), and use best efforts to obtain the return from all such persons or cause the destruction of all copies of confidential information previously provided to such persons. The Company will not, and will cause its subsidiaries and Representatives not to, directly or indirectly:

•	solicit, initiate, cause, knowingly take action to facilitate or encourage any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal,

•	participate in any discussions or negotiations with any third party regarding any Takeover Proposal, or

•	enter into any agreement related to any Takeover Proposal.

However, if after the date of the Merger Agreement the board of directors of the Company receives an unsolicited, bona fide written Takeover Proposal made after the date of the Merger Agreement in circumstances not involving a breach of the Merger Agreement or any standstill agreement, and the board of directors of the Company reasonably determines in good faith that such Takeover Proposal constitutes a Superior Proposal (as defined below) and with respect to which such board of directors determines in good faith, after considering applicable provisions of state law and after consulting with and receiving the advice of outside counsel, that the taking of such action is necessary in order for the board of directors to comply with its duties as directors under Section 2-405.1 of the MGCL, then the Company may at any time prior to the Purchase Date (the first date on which Purchaser accepts for payment Shares tendered and not withdrawn pursuant to the Offer) (but in no event after such Purchase Date) and after providing Parent not less than 24 hours written notice of its intention to take such actions:

•

furnish information with respect to the Company and its subsidiaries to the person making such Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with the Company, provided that:

1.	such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company, and

2.	the Company advises Parent of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to Parent all such information not previously provided to Parent, and

•	participate in discussions and negotiations with such person regarding such Takeover Proposal.

Additionally, the Company must promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and must indicate in the notice the identity of the person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, and thereafter must promptly keep Parent fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests and of the status of any such discussions or negotiations.

Neither the board of directors of the Company nor any committee of the board of directors will (i) withdraw or modify in a manner adverse to Parent, the recommendation that stockholders of the Company accept the Offer, tender their Shares and adopt the Merger Agreement (the “Company Recommendation”) or the approval or declaration of advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, or approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (a “Company Adverse Recommendation Change”), (ii) approve or recommend, or authorize the Company or any of its subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal or (iii) except as contemplated by the Merger Agreement, amend or waive the Rights Agreement, redeem the Rights or take any action which would allow any Person other than Parent or Purchaser to acquire beneficial ownership of 15% or more of the shares of Company common stock without causing a “Distribution Date,” or the “Shares Acquisition Date” (defined in the Rights Agreement) to occur.

Notwithstanding the foregoing, the board of directors of the Company may withdraw or modify the Company Recommendation, recommend a Takeover Proposal, or redeem the Rights, if the board of directors determines in good faith, after reviewing applicable provisions of state law and after consulting with outside counsel, that the failure to make such withdrawal, modification, recommendation or redemption would constitute a breach by the board of directors of the Company of its fiduciary duties to the Company’s stockholders under Maryland law. Additionally, if the board of directors of the Company receives after the date of the Merger Agreement an unsolicited, bona fide written Takeover Proposal that was made in circumstances not involving a breach of the Merger Agreement and that the board of directors determines in good faith constitutes a Superior Proposal, the board of directors of the Company may, in response to such Superior Proposal and within 48 hours after the expiration of the three (3) business day period described below (but in no event later than the Purchase Date), enter into an acquisition agreement with respect to such Superior Proposal if the Company will have concurrently with entering into such acquisition agreement terminated the Merger Agreement and prior the termination paid the Termination Fee (as defined below). The Company may only take such action after the three (3) business day following Parent’s receipt of written notice from the Company advising Parent that the board of directors of the Company is prepared to enter into an acquisition agreement with respect to such Superior Proposal (which notice will include the most current versions of such agreement and proposal) and terminate the Merger Agreement, and only if, during such three (3) business day period, the Company and its representatives have negotiated in good faith with Parent and Parent’s representatives to make such adjustments in the terms of the Merger Agreement as would enable Parent to proceed with the transactions contemplated by the Merger Agreement on such adjusted terms and, at the end of such three (3) business day period, after taking into account any such adjusted terms as may have been proposed by Parent since its receipt of such written notice, the board of directors of the Company has again in good faith made the determination referred to above.

For purposes of the Merger Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any person or group, other than Parent and its subsidiaries, relating to any (A) direct or indirect acquisition of assets of the Company and its subsidiaries equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition of 15% or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries; in each case, other than the transactions contemplated by the Merger Agreement.

For purposes of the Merger Agreement, “Superior Proposal” means a bona fide written offer obtained after the date of the Merger Agreement not in breach of the Merger Agreement or any standstill agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company or all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis, made by a third party, which is not subject to a financing contingency and which is otherwise on terms and conditions which the board of directors of the Company determines in its good faith and reasonable judgment (after consultation with outside counsel and its financial advisor) to be more favorable to the Company’s stockholders from a financial point of view than the Offer, the Merger and the other transactions contemplated by the Merger Agreement, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been proposed by Parent in writing and the ability of the person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

Reasonable Best Efforts. The Merger Agreement obligates each of Parent, Purchaser and the Company to cooperate with the other parties and use their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the closing conditions to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement. Additionally, the Company must use its reasonable best efforts to (i) take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the transactions contemplated by the Merger Agreement and (ii) if any state takeover statute or similar law becomes applicable to any of the transactions contemplated by the Merger Agreement, take all action necessary to ensure that such transactions may be consummated as promptly as practicable and otherwise minimize the effect of such law on the Transactions.

Public Announcements. The Merger Agreement provides that Parent and the Company will each obtain the other’s consent (which will not be unreasonably withheld or delayed) before issuing any press release with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement, except as may be required by applicable law or the requirements of any listing agreement with a national securities exchange.

Access to Information. The Merger Agreement provides that the Company and its subsidiaries will give Parent and Parent’s representatives reasonable access during normal business hours to all of the Company’s and its subsidiaries’ offices, facilities, properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other representatives for reasonable purposes relating to the Merger Agreement and the transactions contemplated by the Merger Agreement.

Indemnification and Insurance. Pursuant to the Merger Agreement, Parent and the Surviving Corporation must, from and after the Control Date, indemnify the individuals who at or prior to the Effective Time were directors or officers of the Company with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by the Company’s charter documents and permitted under applicable law. Parent agrees to use its reasonable best efforts to cause the individuals serving as officers and directors of the Company immediately prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company to be covered for a period of six years from the Effective Time by such policy (provided that Parent may substitute policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in any material respect than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. In no event will Parent be required to expend per year of coverage more than 150% of the amount currently expended by the Company per year of coverage as of the date of the Merger Agreement (the “Maximum Amount”) to maintain or procure insurance coverage. Alternatively, Parent may purchase “tail” insurance coverage covering for a period of six years from the Effective Time, at a cost no greater than the Maximum Amount, that provides coverage identical in all material respects to the coverage described above. If notwithstanding the use of reasonable best efforts to do so, Parent is unable to maintain or obtain the insurance called for by this paragraph, Parent will obtain as much comparable insurance as available for the Maximum Amount.

Conditions to Merger. The Merger Agreement provides that the respective obligations of each party are subject to the following conditions being met on or prior to the closing date: (i) the Merger has been approved by the Company’s stockholders, if required by applicable law and the Company’s charter documents; (ii) no law, injunction, judgment or ruling prevents or prohibits the consummation of the Merger or makes the Merger illegal; and (iii) the Purchaser has purchased the Shares pursuant to the Offer (provided that this condition shall not be a condition to Parent’s and Purchaser’s obligations if Purchaser shall have failed to purchase Shares pursuant to the Offer in violation of the Merger Agreement).

Termination. The Merger Agreement may be terminated and the transactions abandoned at any time prior to the Effective Time as follows:

•	by mutual written consent of the Company and Parent duly authorized by the Company’s board of directors;

•	by either of the Company or Parent if:

•

any (i) law prohibits the Offer or the Merger or makes the Offer or the Merger illegal, or (ii) injunction, judgment, order, decree or ruling enjoins, restrains, prevents or prohibits the Offer or the Merger and such injunction, judgment, order, decree or ruling or other action has become final and non-appealable; provided, that this right to terminate is not available to a party if the issuance of such final, non-appealable injunction, judgment, order, decree or ruling was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

•

the Offer expires pursuant to its terms without any Shares being purchased, provided, that this right to terminate is not available to any party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of Purchaser to purchase Shares in the Offer; or

•

no Shares have been purchased pursuant to the Offer on or before July 31, 2007; provided, that this right to terminate is not available to any party whose failure to perform any of its obligations under the Merger Agreement resulted in the failure of the Offer to be so consummated by July 31, 2007;

•	by the Company if:

•

concurrently it enters into a definitive agreement pursuant to a Superior Proposal in accordance with the Merger Agreement, provided that (i) the Company must pay the Termination Fee (and such termination of the Merger Agreement by the Company will not take effect unless and until the Termination Fee is paid to Parent) and (ii) the Company has complied with all the other requirements of the non-solicitation provision of the Merger Agreement; provided further, that the Company may only exercise this termination right prior to the Purchase Date; or

•

(i) the representations and warranties of Parent or Purchaser that are qualified as to “materiality” or “material adverse effect” are not true and correct, or the representations and warranties of the Parent or Purchaser that are not qualified are not true and correct in all material respects or (ii) by the Company if Parent or Purchaser has breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by them, which inaccuracy, breach or failure (in each case under (i) and (ii) above) cannot be cured or has not been cured by the earlier of the next scheduled expiration date of the Offer and 10 business days after Parent receives notice of such inaccuracy, breach or failure; provided, however, that Company may only exercise this termination right prior to the Purchase Date;

•	by Parent if:

•	a Company Adverse Recommendation Change occurs;

•

after the date of the Merger Agreement, there has occurred any event or change that, individually or in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement);

•

(i) the representations and warranties of the Company that are qualified as to “materiality” or “material adverse effect” are not be true and correct, or the representations and warranties of the Company that are not so qualified are not true and correct in all material respects, or (ii) the Company has breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, which inaccuracy, breach or failure (in each case under (i) and (ii) above) cannot be cured or has not been cured by the earlier of the next scheduled expiration date of the Offer and 10 business days after the Company receives notice of such inaccuracy, breach or failure; provided, however, that Parent may only exercise this termination right prior to the Purchase Date; or

•

any of the events described in paragraph (d) of Annex A (See Section 10 of this Supplement) of the Merger Agreement have occurred; provided however, that Parent may only exercise this right prior to the Purchase Date.

Termination Fee. The Company is required to pay Parent a termination fee of $3,000,000 (the “Termination Fee”) in the event of any of the following:

•

a Takeover Proposal has been made known to the Company or has been made directly to its stockholders generally or any person has publicly announced an intention to make a Takeover Proposal, and thereafter, the Merger Agreement is terminated by the Company or Parent, and the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within 18 months of the date the Merger Agreement is terminated;

•

a Takeover Proposal has been made known to the Company or has been made directly to its stockholders generally or any person has publicly announced an intention to make a Takeover Proposal, and thereafter, the Merger Agreement is terminated by Parent pursuant thereto and the Company’s breach or failure triggering such termination has been willful, and the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within 18 months of the date the Merger Agreement is terminated;

•	the Merger Agreement is terminated by Parent because a Company Adverse Recommendation Change occurs; or

•	the Merger Agreement is terminated by the Company because it has entered into a definitive agreement pursuant to a Superior Proposal in accordance with the Merger Agreement.

Amendment. The Merger Agreement may be amended or supplemented any time prior to the Effective Time, by the written agreement of the parties; provided, however, after approval of the transactions contemplated by the Merger Agreement by the Company’s stockholders, the Merger Agreement may not be amended or supplemented to the extent that further approval by the stockholders will be required.

10. Possible Effects of the Offer on the Market for Shares, American Stock Exchange Listing, Margin Regulations and Exchange Act Registration.

The third sentence of the first paragraph in the discussion set forth in Section 13 of the Offer to Purchase under the caption “American Stock Exchange Listing” is hereby amended and restated in its entirety as follows:

According to the Merger Agreement attached as an exhibit to the amendment to the Schedule TO filed on April 24, 2007 with the Commission, as of April 17, 2007 there were 38,010,258 Shares outstanding.

11. Certain Conditions of the Offer.

The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Notwithstanding any other provision of the Offer or the Merger Agreement, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered shares if (i) the Minimum Condition shall not have been satisfied at the expiration of the Offer or (ii) at any time on or after the date of the Agreement and prior to the expiration of the Offer, any of the following conditions shall exist and be continuing:

(a) there shall be any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced, pending or threatened by or before any governmental authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Purchaser or Parent or the consummation of the transactions contemplated by the Merger Agreement, (ii) impose limitations on the ability of Purchaser, Parent or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Company’s stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement), (iii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent’s, Purchaser’s or any of their affiliates’ ownership or operation of all or any material portion of the businesses and assets of the Company and its subsidiaries, taken as a whole, or, as a result of the transactions contemplated by the Merger Agreement, of Parent and its subsidiaries, taken as a whole, (iv) compel Parent, Purchaser or any of their affiliates to dispose of any Shares or, as a result of the transactions contemplated by the Merger Agreement, compel Parent, Purchaser or any of their affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or (v) impose damages on Parent, the Company or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement;

(b) there shall be any law enacted, issued, promulgated, amended or enforced by any governmental authority applicable to (i) Parent, the Company or any of their respective affiliates or (ii) the transactions contemplated by the Merger Agreement that results, or that seeks or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c) (i) there shall have occurred any events or changes that, individually or in the aggregate, have had or could reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) or (ii) (A) the representations and warranties of the Company set forth in the Agreement that are qualified as to “materiality” or “Material Adverse Effect” shall not be true and correct, or the representations and warranties of the Company set forth in the Merger Agreement that are not so qualified shall not be true and correct in all material respects, in each case, at and as of the date of such determination as if made on such date (other than those representations and warranties that address matters only as of a particular date which are true and correct as of such date), or (B) the Company shall have breached or failed in any material respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, which inaccuracy, breach or failure has not been cured prior to the expiration of the Offer;

(d) any person or “group” (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 15% or more of the outstanding shares of Company common stock;

(e) a Company Adverse Recommendation Change shall have occurred;

(f) there shall have occurred (1) any general suspension of trading in securities on the New York Stock Exchange, the American Stock Exchange or in the Nasdaq National Market System, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) any limitation or proposed limitation (whether or not mandatory) by any United States Governmental Authority that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (4) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (5) in the case of any of the situations in clauses (1) through (4) of this paragraph existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(g) the Merger Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated with the consent of the Company.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by either of them regardless or the circumstances giving rise to such conditions or may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or Purchaser (except for any conditions which, pursuant to the Merger Agreement, may only be waived with the Company’s consent). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Any waiver of any of the foregoing conditions will apply to all tenders of Shares to which the condition would otherwise apply.

12. Certain Legal Matters and Regulatory Approvals.

The second sentence of the second paragraph in the discussion set forth in Section 15 of the Offer to Purchase under the caption “Business Combination Act” is hereby amended and restated in its entirety as follows:

As described in the Merger Agreement, the board of directors of the Company has exempted the Offer, the Merger, the Merger Agreement and the Transactions from the Business Combination Act.

The second paragraph in the discussion set forth in Section 15 of the Offer to Purchase under the caption “Control Share Acquisition Act” is hereby amended and restated in its entirety as follows:

As described in the Merger Agreement, the board of directors of the Company has exempted the Offer, the Merger, the Merger Agreement and the Transactions (as defined in the Merger Agreement) from the Business Combination Act. Since this action has been taken, Purchaser will retain the right to vote the shares acquired in the Offer without any further required approval.

13. Miscellaneous.

The Offer is being made solely by the Offer to Purchase, this Supplement and the accompanying Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of

Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR PARENT NOT CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT OR IN THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the Commission a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 of the Offer to Purchase.

SAMSON ACQUISITION CORP.

Dated: April 30, 2007

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand Delivery:	By Overnight Courier:
Wells Fargo Bank, N.A. 608 Second Ave. South, MAC N9303-120 Minneapolis, MN 55479 Attn: M&A Processing	Wells Fargo Bank, N.A. 608 Second Ave. South, MAC N9303-120 Minneapolis, MN 55479 Attn: M&A Processing	Wells Fargo Bank, N.A. 608 Second Ave. South, MAC N9303-120 Minneapolis, MN 55479 Attn: M&A Processing

By Facsimile Transmission:

(For Eligible Institutions Only)

(612) 667-9825

To Confirm Facsimile Transmissions:

(866) 631-0175

(For Confirmation Only)

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth below. Requests for additional copies of the Offer to Purchase, this Supplement, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Banks and Brokers Call Collect: (212) 750-5833

All Others Call Toll Free: (888) 750-5834 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)